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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

CASH SYSTEMS, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
14756B102
(CUSIP Number)
Scott Betts
President and Chief Executive Officer
Global Cash Access, Inc.
3525 East Post Road, Suite 120
Las Vegas, Nevada 89120
(800) 833-7110
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 8, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	14756B102

1	NAMES OF REPORTING PERSONS Global Cash Access Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

1,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, CO

CUSIP No.	14756B102

1	NAMES OF REPORTING PERSONS Global Cash Access, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

1,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, CO

Item 1. Security and Issuer.
This Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.001 per share, of Cash Systems, Inc., a Delaware corporation (the “Issuer”). The address of the principal offices of the Issuer is 7350 Dean Martin Drive, Suite 309, Las Vegas, Nevada 89139.
Item 2. Identity and Background.
This Statement is being filed by Global Cash Access Holdings, Inc. (“Parent”), a Delaware corporation, and Global Cash Access, Inc. (“GCA”), a Delaware corporation and a wholly-owned subsidiary of Parent.
The principal business address of Parent and GCA is 3525 East Post Road, Suite 120, Las Vegas, Nevada 89120. The principal business addresses and principal occupations or employment of the directors and executive officers of Parent and GCA is set forth in Annex A, which is incorporated herein by reference into this Item 2.
Parent is a holding company whose principal asset is the capital stock of GCA. GCA is a leading provider of cash access products and related services.
During the past five years, neither Parent nor GCA, nor, to the knowledge of Parent or GCA, any person named in Annex A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
During the past five years, neither Parent nor GCA, nor, to the knowledge of Parent or GCA, any person named in Annex A, is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Each person named in Annex A is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
Pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 13, 2008, by and among GCA, Card Acquisition Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of GCA (“Card”), and the Issuer, Card merged with and into the Issuer, and the Issuer became a wholly-owned subsidiary of GCA (the “Merger”). As a result of the Merger, the Issuer continued in existence as the surviving corporation. Each issued and outstanding share of the Issuer’s common stock immediately prior to the effectiveness of the Merger was converted into the right to receive $0.50 in cash, without interest, and cancelled and extinguished. At the effective time of the Merger, each of the 1,000 shares of authorized common stock of Card was automatically converted into and exchanged for one share of common stock of the Issuer. As a result of the Merger, GCA holds 1,000 shares of the Issuer’s common stock, which represents 100% of the authorized capital stock of the Issuer.
The amount of consideration required for the purchase of all of the Issuer’s common stock was $9,382,831. GCA funded the consideration through its internally available cash.
The description of the Merger Agreement contained in this Statement is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 1 hereto and incorporated herein by reference.
Item 4. Purpose of Transaction.
The purpose of the Merger was to enable GCA to acquire control of the Issuer and acquire all of its common stock.
As a result of the Merger, the directors of Card became the directors and officers of the Issuer, until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Issuer’s Certificate of Incorporation or Bylaws. Michael Rumbolz was appointed as President, Secretary and Treasurer of the Issuer.

Upon effectiveness of the Merger, the Certificate of Incorporation and Bylaws of Card became the Certificate of Incorporation and Bylaws of the Issuer.
Following the effectiveness of the Merger, the Issuer terminated the listing of its Common Stock on the NASDAQ Global Market. Following the effectiveness of the merger, the Issuer filed a Form 15 to terminate its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.
Item 5. Interest in Securities of the Issuer.

(a)-(b).	As a result of the Merger, GCA is the owner of 1,000 shares of the Issuer’s common stock, which represents 100% of the authorized capital stock of the Issuer. Parent owns all of the capital stock of GCA, so it is also deemed to beneficially own 1,000 shares of the Issuer’s common stock. GCA and Parent share voting power and dispositive power over the shares of the Issuer’s common stock.

(c).	Neither Parent nor GCA, nor, to the knowledge of Parent or GCA, any person named in Annex A as transacted in Common Stock during the past sixty days.

(d) — (e).	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Except as described in Items (3) — (5) of this Statement, which are incorporated herein by reference into this Item 6, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among Parent, GCA, or to the knowledge of Parent or GCA, any person named in Annex A and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed As Exhibits.
1.
Agreement and Plan of Merger, by and among Global Cash Access, Inc., Card Acquisition Subsidiary, Inc. and Cash Systems, Inc., dated as of June 13, 2008, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities Exchange Commission by Global Cash Access Holdings, Inc. on June 19, 2008.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: August 8, 2008

GLOBAL CASH ACCESS HOLDINGS, INC.
By:	/s/ Scott Betts
Scott Betts
President and Chief Executive Officer

GLOBAL CASH ACCESS, INC.
By:	/s/ Scott Betts
Scott Betts
President and Chief Executive Officer

Annex A
EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS
The following table sets forth the name, business address and present principal occupation or employment of each executive officer and director of Global Cash Access Holdings, Inc. and Global Cash Access, Inc. Except as otherwise indicated below, the business address of each individual is: c/o Global Cash Access, Inc., 3525 East Post Road, Suite 120, Las Vegas, Nevada 89120.
GLOBAL CASH ACCESS HOLDINGS, INC.

Principal Occupation
Name	or Employment
Non-Executive Directors
E. Miles Kilburn	Private Investor
Charles J. Fitzgerald	Managing Director, Summit Partners
Patrick Olson	Managing Director, BlackRock, Inc.
Walter G. Kortschak	Managing Director, Summit Partners
Geoff Judge	Private Investor
Fred C. Enlow	Director, Prudential Vietnam Finance Company Retired Group Executive Director, Standard Chartered Bank PLC

Executive Officers
Scott Betts	President and Chief Executive Officer of Global Cash Access Holdings, Inc.
George W. Gresham	Executive Vice President and Chief Financial Officer of Global Cash Access Holdings, Inc.
Kathryn S. Lever	Executive Vice President and General Counsel of Global Cash Access Holdings, Inc.
Kurt Sullivan	Executive Vice President, Check Services and Central Credit of Global Cash Access Holdings, Inc.
Udai Puramsetti	Executive Vice President, Operations of Global Cash Access Holdings, Inc.
Stephen Lazarus	Executive Vice President, Sales of Global Cash Access Holdings, Inc.
Mari Ellis	Executive Vice President, Technology and Development of Global Cash Access Holdings, Inc.
GLOBAL CASH ACCESS, INC.

Principal Occupation
Name	or Employment
Non-Executive Directors
E. Miles Kilburn	Private Investor
Charles J. Fitzgerald	Managing Director, Summit Partners
Patrick Olson	Managing Director, BlackRock, Inc.
Walter G. Kortschak	Managing Director, Summit Partners
Geoff Judge	Private Investor
Fred C. Enlow	Director, Prudential Vietnam Finance Company Retired Group Executive Director, Standard Chartered Bank PLC

Executive Officers
Scott Betts	President and Chief Executive Officer of Global Cash Access Holdings, Inc.

Principal Occupation
Name	or Employment
George W. Gresham	Executive Vice President and Chief Financial Officer of Global Cash Access Holdings, Inc.
Kathryn S. Lever	Executive Vice President and General Counsel of Global Cash Access Holdings, Inc.
Kurt Sullivan	Executive Vice President, Check Services and Central Credit of Global Cash Access Holdings, Inc.
Udai Puramsetti	Executive Vice President, Operations of Global Cash Access Holdings, Inc.
Stephen Lazarus	Executive Vice President, Sales of Global Cash Access Holdings, Inc.
Mari Ellis	Executive Vice President, Technology and Development of Global Cash Access Holdings, Inc.